(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-10824

CUSIP NUMBER 099849 10 1

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Borland Software Corporation
Full Name of Registrant

N/A
Former Name if Applicable

20450 Stevens Creek Blvd., Suite 800
Address of Principal Executive Office (Street and Number)

Cupertino, CA 95014
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of two significant events during the quarter, Borland Software Corporation’s (the “Company” or “Borland”) acquisition of Segue Software, Inc. and the worldwide restructuring that the Company announced in May 2006, the Company required additional time to complete its review of the financial statements. As a result, the Company needs additional time to complete its customary review procedures for the Form 10-Q for the quarter ended June 30, 2006 and could not complete the Form 10-Q by the required deadline without unreasonable effort and expense. Borland expects to file its Form 10-Q for the quarter ended June 30, 2006 on or before August 14, 2006 (the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25).

(Attach extra Sheets if needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patricia Montalvo Timm	408	863-2947
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Borland’s results of operations to be reflected in the financial statements in the Form 10-Q will be consistent with the financial statements attachment hereto. Borland’s net revenues for the quarter and six months ended June 30, 2006 were $77.0 million and $146.5 million, respectively, compared with $66.6 million and $137.9 million for the quarter and six months ended June 30, 2005, respectively. Borland’s net loss for the quarter and six months ended June 30, 2006 was $19.0 million, or a loss of $0.25 per share based on approximately 76.9 million diluted shares, and $28.0 million, or a loss of $0.36 per share based on approximately 76.7 million diluted shares, respectively, compared to the $17.5 million loss, or a loss of $0.23 per share based on approximately 77.4 million diluted shares, and $14.1 million loss, or a loss of $0.18 per share based on approximately 78.9 million diluted shares, reported in the quarter and six months ended June 30, 2005, respectively.

As a result of management’s assessment of internal controls over financial reporting and the preparation of Borland’s annual report for the year ended December 31, 2005, management identified material weaknesses in the Company’s internal controls and as such concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2005, as reported in Item 9A in the Company’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on May 2, 2006.

The material weaknesses referenced above were unremediated as of June 30, 2006. As a result, our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2006. We have implemented certain measures to remediate the material weaknesses. However, while we believe the remediation measures have improved the design effectiveness of our internal control over financial reporting, not all of the newly designed controls have operated for a sufficient period of time to demonstrate operating effectiveness. We continue to monitor and assess our remediation activities to ensure that the material weaknesses are remediated as soon as practicable.

Borland Software Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2006	By	/s/ Tod Nielsen
Tod Nielsen,
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

BORLAND SOFTWARE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, unaudited)

	June 30, 2006	December 31, 2005
ASSETS
Cash and cash equivalents and short-term investments	$65,363	$175,078
Accounts receivable, net	54,876	54,405
Property and equipment, net	9,618	17,837
Building held for sale	8,905	—
Goodwill and acquired intangibles, net	297,879	191,237
Other assets	24,539	25,973

Total assets	$461,180	$464,530

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deferred revenues	$66,520	$57,179
Other current liabilities	89,223	81,606
Other long-term liabilities	12,200	13,805

Total liabilities	167,943	152,590
Stockholders’ equity	293,237	311,940

Total liabilities and stockholders’ equity	$461,180	$464,530

BORLAND SOFTWARE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
License and other revenues	$41,428	$38,159	$80,823	$81,723
Service revenues	35,522	28,405	65,699	56,165

Total revenues	76,950	66,564	146,522	137,888

Cost of license and other revenues	1,666	1,997	3,897	4,875
Cost of service revenues	14,536	9,684	27,577	19,065
Amortization of acquired intangibles	1,712	2,521	2,237	5,033

Cost of revenues	17,914	14,202	33,711	28,973

Gross profit	59,036	52,362	112,811	108,915

Selling, general and administrative	50,406	40,970	96,610	83,262
Research and development	18,300	14,069	33,705	28,698
Restructuring, amortization of other intangibles, acquisition-related expenses and other charges	9,246	16,524	10,296	17,619

Total operating expenses	77,952	71,563	140,611	129,579

Operating loss	(18,916)	(19,201)	(27,800)	(20,664)
Gain on sale of investment	—	—	—	4,680
Interest and other income (expenses), net	(184)	1,287	1,158	2,507

Loss before income taxes	(19,100)	(17,914)	(26,642)	(13,477)
Income tax (benefit) provision	(51)	(368)	1,346	575

Net loss	$(19,049)	$(17,546)	$(27,988)	$(14,052)

Net loss per share:
Net loss per share—basic	$(0.25)	$(0.23)	$(0.36)	$(0.18)
Net loss per share—diluted	$(0.25)	$(0.23)	$(0.36)	$(0.18)
Shares used in computing basic net loss per share	76,876	77,421	76,746	78,897
Shares used in computing diluted net loss per share	76,876	77,421	76,746	78,897